UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q	☐	Form N-SAR	☐	Form N-CSR

For Period Ended:	September 30, 2022

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full Name of Registrant:
HF Foods Group Inc.
Former Name if Applicable:

Address of Principal Executive Office (Street and Number)
6325 South Rainbow Boulevard, Suite 420
City, State and Zip Code:
Las Vegas, Nevada 89118

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

HF Foods Group Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2022 (its “Q3 2022 10-Q”) within the prescribed time period without unreasonable effort and expense as explained below. While there can be no assurances, the Company currently expects to file its Q3 2022 10-Q as soon as practicable upon completion of its analysis of complex technical and accounting issues relating to the independent investigation by the Special Investigation Committee of the Company’s Board of Directors, regarding a previously disclosed SEC subpoena and investigation.

As previously reported, the Company's Form 10-K for the year ended December 31, 2021, Form 10-Q for the quarter ended March 31, 2022, and Form 10-Q for the quarter ended June 30, 2022 had been delayed in part due to an ongoing review of accounting issues relating to the Company’s business combination with B&R Global Holdings, Inc. on November 4, 2019 (the “B&R Merger”) in response to an SEC comment letter. After the Company engaged in correspondence and discussions with the Staff of the SEC (the “SEC Staff”) regarding the accounting issues surrounding the B&R Merger, on September 12, 2022 the SEC Staff informed the Company by written notice that the SEC Staff had completed their review of the Company’s past periodic reports. Based on the SEC Staff’s determinations and the Company’s own legacy positions, the Company determined that it would not need to restate its historical financials based on the accounting issues surrounding the B&R Merger.

The Company, together with its consultant, under the oversight of the Audit Committee of the Company’s Board of Directors, is in the process of conducting additional review and procedures of complex technical and accounting issues. The Company and its consultant are in the process of assessing the potential issues and their related impact on the Company’s financial statements. The Company intends to file its Form 10-K for the year ended December 31, 2021, its Form 10-Q for the quarter ended March 31, 2022, its Form 10-Q for the quarter ended June 30, 2022, and the Q3 2022 10-Q as soon as practicable upon completion of the additional analysis of complex and technical accounting issues.
As a result of the ongoing review, the Company will require additional time to complete its analysis and to determine whether a restatement is needed. The Company has not yet determined that a restatement is required, and cannot currently quantify the potential impact of any restatement.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This notice filing on Form 12b-25 contains statements that are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Company intends these forward-looking statements to be covered by the safe harbor provisions for such statements. All statements that do not concern historical facts are forward-looking statements. The words “believe,” “could,” “possibly,” “probably,” “anticipate,” “estimate,” “project,” “expect,” “may,” “will,” “should,” “seek,” “intend,” “plan,” “expect,” or “consider” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These forward-looking statements should be considered in light of these risks and uncertainties. The Company bases its forward-looking statements on information currently available to it at the time of this report and undertakes no obligation to update or revise any forward-looking statements, whether as a result of changes in underlying circumstances, new information, future events or otherwise.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Carlos Rodriguez	888	905-0998
	(Name)	(Area Code)	(Telephone Number)
(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). Annual Report on Form 10-K for the year ended December 31, 2021; Quarterly Report on Form 10-Q for the quarter ended March 31, 2022; Quarterly Report on Form 10-Q for the quarter ended June 30, 2022.
			☐Yes ☒No
(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
			☒Yes ☐No
	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
	See Schedule A.

HF FOODS GROUP INC.
(Name of Registrant as Specified in Charter)
Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 10, 2022	By:	/s/ Carlos Rodriguez
Carlos Rodriguez
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Interactive data submissions. This form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File (§232.11 of this chapter). Electronic filers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (§232.201 and §232.202 of this chapter).

Schedule A
Anticipated significant changes in the results of operations of HF Foods Group Inc. based on its preliminary, unaudited results of operations include the following:
•Net revenue was $300.7 million for the third quarter of 2022 compared to $215.5 million in the third quarter of 2021, an increase of $85.2 million, or 40%. This increase was primarily attributable to the additional revenue generated due to recent acquisitions and overall product cost inflation. Recent acquisitions, which shifted our product mix to higher seafood sales compared to the same period in 2021, contributed $70.7 million and organic growth contributed the remaining $14.5 million.
•Gross profit was $52.1 million for the third quarter of 2022 compared to $41.9 million in the third quarter of 2021, an increase of $10.2 million, or 24%. The increase was mainly due to net revenue growth and recent acquisitions, which contributed $11.1 million of gross profit for the third quarter of 2022. Overall gross profit margin decreased from 19.4% for the third quarter of 2021 to 17.3% for the third quarter of 2022, mainly due to the expected lower gross profit margin on seafood sales from recent acquisitions.
•Net revenue for the nine months ended September 30, 2022 increased by $310.1 million, or 55%, compared to the same period in 2021, primarily due to the easing of COVID-19-related restrictions in 2022 that resulted in more dine-in business for our customers and an increase in overall foot traffic to restaurants, as well as the additional revenue generated due to recent acquisitions and overall product cost inflation. Organic growth contributed $125.7 million and recent acquisitions, which shifted our product mix to higher seafood sales compared to the same period in 2021, contributed the remaining $184.4 million.
•Gross profit for the nine months ended September 30, 2022 increased by $48.4 million, or 45%, compared to the same period in 2021 mainly due to strong revenue growth and recent acquisitions, which contributed $26.0 million of gross profit for the nine months ended September 30, 2022. Overall gross margin decreased from 18.7% in the nine months ended September 30, 2021 to 17.6% in the nine months ended September 30, 2022, primarily due to lower gross margin from recent acquisitions due to the expected lower margin on our increased seafood sales.